SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 13 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

Issued in the US July 12, 2010 (July 13)

CAPPING STACK INSTALLED ON MC252 WELL

The three ram capping stack was installed on the Deep Water Horizon LMRP at 7 p.m. CDT (July 12). The stack completes the installation of the new sealing cap.

Following installation of the capping stack and in line with the procedure approved by the National Incident Commander and Unified Area Command, the well integrity test will begin July 13 on the MC252 well.

For the duration of the test, which will be a minimum of 6 hours and could extend up to 48 hours, the three ram capping stack will be closed and all sub-sea containment systems (namely, the Q4000 and Helix Producer) will be temporarily suspended, effectively shutting in the well. It is expected, although cannot be assured, that no oil will be released to the ocean for the duration of the test. This will not however be an indication that flow from the wellbore has been permanently stopped.

Information gathered during the test will be reviewed with the relevant government agencies including the federal science team to determine the way forward. Options include reinstatement of containment as well as extending the test duration beyond 48 hours.

The sealing cap system never before has been deployed at these depths or under these conditions, and its efficiency and ability to contain the oil and gas cannot be assured.

The Helix Producer containment system started operations on July 12. The Q4000 containment system continues to capture oil and gas from the MC252 well and flare the hydrocarbons safely at the surface.

Relief well operations continue throughout this period and remain the sole means to permanently seal and isolate the well.

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Technical Briefings
BP will host two technical briefings, July 13, to provide updates on its subsea containment efforts.  The briefings will be held at 7:30 AM CDT and 2:30 PM CDT.  The dial-in details for these briefings are as follows:

US/Canada Dial-In Number: (877) 341-5824
International/Local Dial-In Number:  (706) 758-0885

Password for morning briefings: AM Technical Briefing
Password for afternoon briefings: PM Technical Briefing

Enquiries:

BP Press Office London: +44 20 7496 4076

BP Press office, US: +1 281 366 0265

www.bp.com/gulfofmexicoresponse
- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 13 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary